

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 8, 2009

Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmsford, NY 10523

Re: Amscan Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 333-132107

Dear Mr. Rittenberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Thomas J. Reinebach, Vice President-Finance
Amscan Holdings, Inc.
Via facsimile (914) 784-8851